

Manually Signed Copy with Exhibits



05059740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from   to

Commission File number: 000-10906

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

The BOC Group, Inc. Savings Investment Plan
C/O The BOC Group, Inc.
575 Mountain Avenue
Murray Hill, NJ 07974

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

The BOC Group, plc
Chertsey Road, Windlesham
Surrey GU 20 6HJ, England



01

The BOC Group, Inc. Savings Investment Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Murray Hill, New Jersey, on this 30th day of June 2005.

The BOC Group, Inc. Savings Investment Plan

By:

Name: Gerard J. Murray
Title: Plan Administrator

h:SECannualrep.doc

EXHIBIT INDEX

Exhibit Number	Description of Document	Sequential Page Number
23	Independent Auditors' Consent	16

14

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 003-85024) of The BOC Group plc. of our report dated June 29, 2005 relating to the financial statements of The BOC Group, Inc. Savings Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 29, 2005



PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The BOC Group, Inc. Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The BOC Group, Inc. Savings Investment Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 29, 2005

The BOC Group, Inc.
Savings Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

The BOC Group, Inc.
Savings Investment Plan
Index
December 31, 2004 and 2003

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to The BOC Group, Inc. Savings Investment Plan.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (646) 471 6000

Report of Independent Auditors

To the Participants and Administrator of
The BOC Group, Inc. Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The BOC Group, Inc. Savings Investment Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 29, 2005

1

The BOC Group, Inc.
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

(dollars in 000's)	**2004**	**2003**
Assets		
Investments	$ 395,583	$ 374,122
Receivables		
Contributions from Participants	59	-
Noninterest bearing cash	-	5
Net assets available for benefits	$ 395,642	$ 374,127

The accompanying notes are an integral part of these financial statements.

The BOC Group, Inc.
Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

(dollars in 000's)

Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$	37,476
Interest		1,427
Dividends		193
Net additions attributed to investments		39,096
Contributions - participant		23,425
Total additions		62,521
Deductions from net assets attributed to		
Benefits paid to participants		40,647
Administrative expenses		359
Total deductions		41,006
Net increase		21,515
Net assets available for Plan benefits		
December 31, 2003		374,127
December 31, 2004	$	395,642

The accompanying notes are an integral part of these financial statements.

The BOC Group, Inc.
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

1. **Plan Description**

    The following description of The BOC Group, Inc. Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General
    The Plan is a defined contribution plan established as of June 1, 1979 by the Board of Directors of The BOC Group Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The Plan's recordkeeper and trustee are JP Morgan Retirement Plan Services and JP Morgan Chase Bank, respectively.

    Eligibility
    Eligible participants include all employees of the Company, as well as employees of subsidiary and affiliated companies to which the Plan has been extended, except those who are covered by a collective bargaining agreement unless it specifically provides for their participation in the Plan. Eligible employees may enroll in the Plan immediately following their date of hire.

    Contributions
    The Plan is funded through participant contributions of up to 16% of participants' compensation on either a pre-tax or post-tax basis. Contributions are subject to IRS limitations.

    All participant contributions and earnings are immediately vested and are not subject to forfeiture.

    Participant Accounts
    Each participant's account is credited with the participant's contribution and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the specific investment options in effect in each participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Participant Loans
    Loans are available to all participants in an amount up to a maximum of the lesser of $50,000 or 50% of a participant's account balance. The principal and interest must generally be repaid within a maximum period of four and one-half years, with the exception of loans used to acquire, construct, reconstruct or substantially rehabilitate the principal residence of a participant which may have a repayment period up to 15 years. Upon default as defined in the Plan agreement, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The loans are collateralized by the balance in the participant's account. Interest rates on outstanding loans ranged from 6.00% to 11.5% at December 31, 2004 and 2003. Principal and interest are paid ratably through payroll deductions. A former employee may continue to make loan payments by setting up electronic payments with the record keeper. Participant loans were $8,758,569 at December 31, 2004 and were $9,289,950 at December 31, 2003.

Distributions
When a participant retires or terminates employment because of disability, the entire vested amount in the participant's account can be distributed in the form of annuity payments or, at the participant's election, in a single payment as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $5,000, the balance in the account will remain in the Plan until a later date but not beyond age 65. When a participant dies, the entire amount in the participant's account is distributed to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant does not terminate because of retirement, disability, or death), a single distribution can be made of all amounts in the participant's account. However, if the amount to be distributed exceeds $5,000 and the participant does not request the distribution, the former participant's account shall remain in the Plan and the vested portion shall be distributed only 1) at the participant's request, 2) when the participant reaches retirement age, 3) upon total and permanent disability, or 4) upon death, whichever is earliest.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are stated at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation and Depreciation in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a variety of funds. Investments held by the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk

associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

3. **Tax Status**

The Internal Revenue Service has determined and informed the Company by a letter dated February 24, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Sponsor believes that the Plan continues to be designed and operated in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.

4. **Termination Priorities**

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets of the Plan are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5. **Plan Expenses**

Certain administrative expenses (i.e. custodian/recordkeeping) of the Plan are paid by the Plan. Investment management fees are paid by the Plan and the amount is included in investment expenses in the Statement of Changes in Net Asset Available for Benefits.

The BOC Group, Inc.
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

6.   **Investments**

The following table presents the fair value of the Plan's investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:

	December 31,	
(dollars in 000's)	2004	2003
American Century, Heritage Fund (2,724,689 and 3,135,797 shares, respectively)	$ 32,576	$ 34,995
American Century, Strategic Asset Allocation - Moderate (5,805,652 and 6,387,132 shares, respectively)	39,284	40,559
Dodge & Cox, Inc., Stock Fund (502,188 and 493,059 shares, respectively)	65,357	55,982
American Century, Equity Index (4,256,511 and 4,672,697 shares, respectively)	44,583	44,164
American Funds, Growth Fund of America (1,773,055 and 1,918,156 shares, respectively)	48,529	47,060
Investment contract with State Street Bank and Trust Company, #101078 (no maturity date)	29,398	27,097
Investment contract with CDC Financial Products, Inc., #1805 (no maturity date)	29,376	27,080
Investment contract with Monumental Life Insurance Company #MDA00361TR (no maturity date)	29,394	27,097

During 2004, the Plan's investments appreciated (including gains and losses on investments bought and sold, as well as held during the year) in value by $37,475,953 as follows:

	Year Ended December 31
(dollars in 000's)	2004
BOC company stock	$ 883
Common/collective funds	4,425
Registered investment companies	32,168
	$ 37,476

The BOC Group, Inc.
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

7. **Investment Contracts with Insurance Companies**

At December 31, 2004, the Plan held benefit-responsive investment contracts with State Street Bank and Trust Company, CDC Financial Products, Inc., Monumental Life Insurance Company and Prudential Insurance (the "Issuers"). The Issuers maintain the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value ($94,905,476) as reported to the Plan by the Issuers (Note 6). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average yield was approximately 5.33% for the year ended December 31, 2004. The crediting interest rate ranged from 5.17% to 5.47% for the year ended December 31, 2004. The crediting rate is based on a formula agreed upon with the issuers and is maintained for the life of the contract.

The underlying investments under the contracts, at fair value, are the JP Morgan Intermediate Bond Fund, $89,123,918, US Treasury Notes of $248,153 and $89,448, part of the JP Morgan Liquidity Fund, $293,435 and the Prudential Insurance Investment Contract, $6,737,925.

8. **Related-Party Transactions**

Certain Plan investments are shares of mutual funds and common/collective funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services and benefit payment services amounted to $308,887. JP Morgan Retirement Services ("JPMRS") is the recordkeeper of the Plan and is therefore a party-in-interest. Fees for services are paid to JPMRS, these transactions qualify as party-in-interest transactions and amounted to $49,568 for the year ended December 31, 2004.

BOC Group, Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, BOC Group Company stock fund transactions qualify as party-in-interest transactions. As of December 31, 2004, the market value of investments in the BOC Group Company stock fund was $5,039,110.

The BOC Group, Inc.
Savings Investment Plan
EIN: 22-2473045
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(dollars in 000's)

Identity of Issuer	Description of Investments	Market/ Contract Value
American Century*	International Growth	$ 4,191
PIMCO	Total Return	9,563
American Century*	Heritage	32,576
American Century*	Small Cap Value	18,780
American Funds	Perspective	8,333
American Century*	Strategic Asset Allocation - Conservative	2,376
American Century*	Strategic Asset Allocation - Moderate	39,284
American Century*	Strategic Asset Allocation - Aggressive	4,270
Dodge & Cox	Stock Fund	65,357
American Century*	Equity Index	44,583
American Funds	Growth Fund of America	48,529
JP Morgan*	Dynamic Small Cap	4,806
American Century*	Brokerage	1,830
JP Morgan*	Liquidity Fund	2,694
US Treasury	US Treasury Notes (interest rate 1.625%, matures 9/30/05)	248
US Treasury	US Treasury Notes (interest rate 1.50%, matures 7/31/05)	90
JP Morgan*	Intermediate Bond Fund	89,124
The BOC Group, Inc.*	Company Stock Fund	5,039
Prudential Insurance	Investment Contract #GA-10088 (7.21%)	6,738
JP Morgan Chase*	Synthetic GIC Wrapper	(1,587)
	Participant Loans (interest rates ranged from 6.00% to 11.50% and have original maturities of 1 month to 15 years)	8,759
Total assets		$ 395,583

* Parties-in-interest.

As all assets are participant directed there is no requirement to disclose the cost of the assets.